UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

THE GLIMPSE GROUP, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

37892C 106
(CUSIP Number)

June 29, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37892C 106

1	NAME OF REPORTING PERSON

Ariel Imas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

7,400
	6	SHARED VOTING POWER

898,038 (1)
	7	SOLE DISPOSITIVE POWER

7,400
	8	SHARED DISPOSITIVE POWER

898,038 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.10% (2)
12	TYPE OF REPORTING PERSON

IN

(1)	These shares are owned by Kissa Capital LLC, which is an entity managed by Mr. Imas.
(2)	This percentage is calculated based on 12,746,295 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No. 37892C 106

1	NAME OF REPORTING PERSON

Kissa Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

898,038 (1)
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

898,038 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

898,038 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.05% (2)
12	TYPE OF REPORTING PERSON

CO

(1)	These shares are owned by Kissa Capital LLC, which is an entity managed by Mr. Imas.
(2)	This percentage is calculated based on 12,746,295 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No. 37892C 106

Item 1(a).	Name of Issuer:

THE GLIMPSE GROUP, INC., a Nevada corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15 WEST 38TH ST, 9TH FLOOR, NEW YORK, NY, 10018

Item 2(a).

Name of Person Filing

This Schedule 13G is being jointly filed by Ariel Imas (“Mr. Imas”) and Kissa Capital LLC (“Kissa”) (an entity managed by Mr. Imas) each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence Ariel Imas 717 Sistina Ave Coral Gables, FL 33146 Kissa Capital LLC 1775 York Avenue, New York, NY 10128

Item 2(c).	Citizenship

Ariel Imas: United States

Kissa Capital LLC: Delaware

CUSIP No. 37892C 106

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value.

Item 2(e).	CUSIP Number:

37892C 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/X/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Reporting Person has effected the following transactions in the Shares over the last 60 days:

Date	Action	Quantity	Price (1)
06/29/2022	Buy	400	$3.76
06/29/2022	Buy	1,400	$3.77
06/30/2022	Buy	100	$3.76
06/30/2022	Buy	2,600	$3.93
07/01/2022	Buy	400	$3.98
07/01/2022	Buy	2,500	$4.10

(1) Represents the average purchase price for the Shares.

(a)	Amount beneficially owned:

Mr. Imas beneficially owns 905,438 shares and Kissa beneficially owns 898,038 shares. Except with respect to 1,000,000 shares of Common Stock issued to Kissa as founder shares, of which 116,962 shares were subsequently transferred, all other shares were purchased with the Reporting Persons’ personal funds or working capital.

(b)	Percent of class:

Mr. Imas beneficially owns 7.10% and Kissa beneficially owns 7.05%. These percentages are calculated based on 12,746,295 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Mr. Imas has sole power to vote or direct the vote to 7,400 shares.

(ii)	Shared power to vote or to direct the vote

898,038

(iii)	Sole power to dispose or to direct the disposition of

Mr. Imas has sole power to dispose or to direct the disposition of 7,400 shares.

(iv)	Shared power to dispose or to direct the disposition of

898,038

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

898,038 of the shares are beneficially owned by Kissa on behalf of Mr. Imas.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2022

By:	/s/ Ariel Imas
Ariel Imas

Kissa Capital LLC

By:	/s/ Ariel Imas
Ariel Imas
Manager

Exhibit A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 7, 2022

By:	/s/ Ariel Imas
Ariel Imas

Kissa Capital LLC

By:	/s/ Ariel Imas
Ariel Imas
Manager